

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via E-Mail
Mr. Thomas Wroe
Chief Executive Officer
Sensata Technologies Holding N.V.
Kolthofsingel 8, 7602 EM Almelo
The Netherlands

> **Re:** **Sensata Technologies Holding N.V.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 001-34652**

Dear Mr. Wroe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 4

1.   In future or amended filings, to the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth metals by you, your suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 503(c) and 303 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2.   We note that the company's DSO has increased from 2010 to 2011. Please tell us the significant factors that contributed to this change and how you considered the disclosures required by Item 303(A) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 8. Debt, Extinguishment and Modifications of Debt, page 88

3.   We note that in connection with your refinancing transactions in 2011, you recorded a loss of $44 million. Please tell us how you determined that the refinancing transactions were debt extinguishments in accordance with ASC 470-50 and how you determined the amount of the loss on extinguishment.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney at (202) 551-3616 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc via e-mail: Dennis Myers, Esq.